September 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nightstar Therapeutics plc
Registration Statement on Form F-1
File No. 333-227520
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Nightstar Therapeutics plc (the “Company”) that the effectiveness of the Registration Statement on Form F-1 (Registration No. 333-227520) be accelerated so that the Registration Statement will become effective at 5:00 P.M. Eastern Time on September 27, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters expect to distribute approximately 420 copies of the Company’s preliminary prospectus to be dated September 26, 2018 to institutions, prospective underwriters and others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

JEFFERIES LLC BARCLAYS CAPITAL INC. By: JEFFERIES LLC

By:	/s/ Dr. Gil Bar-Nahum
Name: Title:	Dr. Gil Bar-Nahum Managing Director
By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Title:	Victoria Hale Vice President

[Signature Page to Acceleration Request]